Exhibit 99.1

PRESS RELEASE

Anpac Bio Announces Appointment of New Chief Financial Officer

San Jose, CA, June 2, 2020 — AnPac Bio-Medical Science Co., Ltd. (“AnPac Bio,” the “Company” or “we”) (NASDAQ: ANPC), a biotechnology company with operations in China and the United States focused on early cancer screening and detection, today announced the appointment of Mr. Jinqiu (Edwards) Tang as the Chief Financial Officer of the Company, effective June 1, 2020. Mr. Tang will succeed to Ms. Yu (Rain) Zhang, who resigned as the Chief Financial Officer of the Company for personal reasons effective on May 31, 2020.

Mr. Jinqiu (Edwards) Tang has served as AnPac Bio’s Corporate Controller since October 2019. Prior to joining AnPac Bio, Mr. Tang served as a global internal auditor at Natuzzi S.p.A (Italy) from 2016 to 2019. Previously, he worked for Beijing Dongshen CPAs from 2013 to 2016 and Shanghai De’an CPAs from 2011 to 2013, where he provided external audit, finance and tax advisory services across different industries and sectors. He has been a Certified Public Accountant in Australia since 2019. Mr. Tang received his bachelor’s degree in accounting from Charles Sturt University in Australia in 2007; MBA from Charles Sturt University in Australia in 2009; and his bachelor’s degree in law from Southwest University of Science and Technology in China in 2017.

“I am excited to welcome Edwards to join the management team. His strong financial background will help him to make an immediate impact at AnPac Bio,” said Dr. Chris Yu, the CEO and Chairman of the board of directors of AnPac Bio. “Also, on behalf of our management team and board of directors, I would like to thank Rain for her contributions. I am grateful for all she has done for AnPac Bio during the time she served as our CFO.”

“AnPac Bio has been recognized in the field of early cancer screening and detection, and I’m delighted to be a part of this fantastic organization. I look forward to joining the management team and contributing to AnPac Bio’s future success as the Company progresses to the next phase of its strategy,” said Mr. Tang, the new CFO of AnPac Bio.”

About AnPac Bio

AnPac Bio is a biotechnology company focused on early cancer screening and detection, with 121 granted patents as of December 31, 2019. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory in the United States, AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. In a recent market research report by Frost & Sullivan, AnPac Bio ranked second worldwide among companies offering next-generation early cancer screening and detection technologies in terms of the number of clinical samples for cancer screening and detection, based on approximately 35,000 clinical samples as at June 30, 2019. AnPac Bio’s CDA technology has been shown in retrospective validation studies to be able to detect the risk of over 20 different cancer types with high sensitivity and specificity.

For more information, please visit: https://www.Anpacbio.com.

For investor and media inquiries, please contact:

Company:

Phil Case, Marketing and Investor Relations

Phone: +1-267-810-6776 (US)

Email: phil_case@AnPacbio.com

Investor Relations:

Ascent Investor Relations LLC
Tina Xiao, President
Phone: +1-917-609-0333 (US)
Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. Additionally, all forward-looking statements are subject to the “Risk Factors” detailed from time to time in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.